

February 1, 2010

Mr. J. Michael Kirksey
Executive Vice President and
      Chief Financial Officer
Endeavour International Corporation
1001 Fannin Street, Suite 1600
Houston, TX 77002

      Re: Endeavour International Corporation
               Amendment No. 1 to Form S-3
               Filed January 15, 2010
               File No. 333-163781

Dear Mr. Kirksey:

We have reviewed your response letter and amended filing. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Exhibit 5.1</u>

1.   We note your response to prior comments one and five from our letter to you dated January 8, 2010. However, the opinion continues to refer to warrants to purchase debt securities and preferred stock. It also refers in paragraph 4(a) to shares "or other securities" to be issued, apparently upon exercise of the warrants. These warrants are not described in the prospectus, and it does not appear that you intend to register the offer and sale of such warrants under this registration statement. Please obtain and file a revised opinion that opines only on the securities covered by the registration statement.

Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       Please contact John Lucas at (202) 551-5798 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

                     Sincerely,

                     H. Roger Schwall
                     Assistant Director

cc: Via Facsimile
       S. Griffith Aldrich, Esq.
       011-44-20-7065-6001